

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 31, 2007

By U.S. Mail and Facsimile

Mr. B. Gordon Brooke, President
Patterson Brooke Resources Inc.
#21 – 2398 Haines Road
Mississauga, Ontario
CANADA L4Y 1Y6

> **Re:** **Patterson Brooke Resources Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 4, 2007**
> **File No. 333-139797**

Dear Mr. Brooke:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your president, B. Gordon Brooke, who is identified as a selling shareholder in this registration statement, is the chief financial officer of Standard Capital Corporation. Standard Capital is a "pre-exploration" stage company without any reserves. Title to Standard Capital's sole material property is held under the name of its chief executive officer. According to Standard Capital's Form 10-KSB for the year ended August 31, 2006, "no substantial exploration has been done on its mineral claims."

    Similarly, the registrant is a pre-exploration stage company with no reserves. Title to the registrant's sole material property is held under the name of the seller of the property, an unrelated third party prospector.

    Mr. Brooke dedicates to each company less than 15% of his time and has no experience in the operation of the companies' businesses.

    Given the apparent lack of implementation of a business plan for Standard Capital, please provide us with support for Mr. Brooke's bona fide intention to execute your current business plan, and discuss why you should not be required to comply with Rule 419 of the 1933 Act. We may have further comments upon review of your response.

Risk Factors, page 7

2. Reference to the disclosure set forth in "Proposed Exploration Work – Plan of Operation" suggests that you lack a concrete and viable plan of operations. Moreover, we note that title to your sole claim is held by the seller of the property. Please discuss in a risk factor your apparent lack of a viable plan of operations.

Directors, Executive Officers, Promoters and Control Persons, page 19

3. Please revise Mr. Brooke's biographical sketch to discuss his association with Standard Capital.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
       T. Levenberg

       <u>By facsimile</u>
       Conrad C. Lysiak
       509-747-1770